Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RC2 Corporation:

We consent to the use of our reports dated March 1, 2010, with respect to the consolidated balance sheets of RC2 Corporation and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, stockholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2009, and the related consolidated financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2009, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chicago, Illinois
March 23, 2010